

DSM Press Release

820-3120

RECEIVED

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relation@dsm.com

2006 APR 10 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



15E



06012387

Heerlen (NL), 30 March 2006

SUPPL

Holland Sweetener Company to exit from aspartame business

Holland Sweetener Company VoF (HSC) has today announced its decision to withdraw from the aspartame business, including Twinsweet. HSC is a 50/50 joint venture between Royal DSM N.V. (the Netherlands) and Tosoh Corporation (Japan). The company will terminate its activities at the end of 2006 and as a consequence will discontinue the production of aspartame in the fourth quarter of 2006.

The global aspartame markets are facing structural oversupply, which has caused worldwide strong price erosion over the last 5 years. This has resulted in a persistently unprofitable business position for HSC. No significant improvements are expected in the near or foreseeable future. The decision to withdraw from this business is in line with DSM's *Vision 2010 – Building on Strengths* strategy, in which profitable innovative growth and value creation are key objectives.

The termination of HSC's business operations will affect around 100 jobs on the site in Geleen (the Netherlands). DSM expects to be able to re-assign the majority of these people to other positions. The social plan of DSM Limburg is applicable.

DSM does not expect the decision to have a material impact on its overall corporate financial performance in 2006. In Q1 2006 DSM will – in relation to this decision- record an exceptional item of approximately EUR 10 million net.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

PROCESSED

APR 11 2006

THOMSON
FINANCIAL

Handwritten signature

About Holland Sweetener Company

Holland Sweetener Company (HSC) is a 50/50 joint venture between DSM (the Netherlands) and Tosoh (Japan) established in 1985. A unique aspartame process was developed using technology from both parents. In 1988, the first aspartame production unit was started up in the Netherlands, with subsequent expansions making HSC the largest aspartame producer in Europe. HSC supplies customers all over the world from its plant in the Netherlands via a global network of sales offices, agents and distributors.

Twinsweet™ was discovered in 1995 as part of a research program to develop aspartame-based new sweetener concepts for the food and nutraceutical industries. HSC has filed several patents on the Twinsweet™ product, the production process and the use of the product. More information about HSC can be found at www.hollandsweetener.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

RECEIVED
2006 APR 10 P 12:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



16E

Heerlen (NL), 30 March 2006

Annual General Meeting approves appointments of Managing Board and Supervisory Board members

Yesterday, DSM's shareholders at the Annual General Meeting approved the proposed appointment of Mr Nico Gerardu as a member of DSM's Managing Board of Directors. Nico Gerardu succeeds Chris Goppelsroeder and will start in his new position as from 1 April 2006.

The Annual General Meeting also approved the proposed appointment of Mr Tom de Swaan as a member of the Supervisory Board of Directors. Tom de Swaan will join the Supervisory Board as from 1 April 2006.

Until the appointment of a successor to Mr Henk van Dalen as a member of the Managing Board and Chief Financial Officer, Mr Arnold Gratama van Andel, Corporate Vice President Finance & Economics, has been entrusted with the financial tasks of the Chief Financial Officer as from 1 April 2006. Arnold Gratama van Andel will report to the chairman of the Managing Board of Directors.

The new *Vision 2010 – Building on Strengths* strategy, introduced in October 2005, has led to the regrouping of DSM's business groups into four clusters. The Managing Board has decided to allocate cluster responsibilities within the Board as follows and with immediate effect:

1. Nutrition:	Mr Feike Sijbesma
2. Pharma:	Mr Jan Zuidam
3. Performance Materials:	Mr Nico Gerardu
4. Industrial Chemicals:	Mr Jan Zuidam

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com



16E

Heerlen (NL), 31 March 2006

Repurchase of shares to service existing management and personnel option plans

Royal DSM N.V. intends to repurchase a maximum of 1,850,000 of its own shares, starting on March 31 until April 7, 2006, in order to cover its commitments under existing management and personnel option plans in the manner that is customary at DSM. The maximum amount involved in the repurchase will be EUR 82 million.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.